August  17,  2004



Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549-0404

     Re:  B2Digital,  Inc.
          Registration  No.  333-109030
          Date  Filed:  August  12,  2004

Dear  Sirs:

     Please take this correspondence as the formal request of B2Digital, Inc., to withdraw the previously filed Registration Statement on Form SB-2/A. The Registration Statement was filed on August 12, 2004. The request is being made as the Company incorrectly filed as an amendment to a previously filed Registration Statement on Form SB-2. Please be advised that no securities were sold as a result of this filing.

     Please feel free to contact me at the number listed above or the Counsel for the Company, Michael S. Krome, Esq. at (631) 737-8381, if you have any further questions.

     Thank  you  very  much.

                                        Very  truly  yours,

                                        /s/ Robert Russell
                                        Robert  Russell
                                        President